Filed by Mitel Networks Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: Mavenir Systems, Inc.

(Commission File No. 001-36171)

Filed by Mitel Networks Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: Mavenir Systems, Inc.

(Commission File No. 001-36171)

Mitel

On the Move and Mobile

Rich McBee

President and CEO

March 2015

Safe Harbor Statement

Forward Looking Statements

Some of the statements in this presentation are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel, or persons acting on its behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mavenir and the ability to recognize the anticipated benefits from the acquisition of Mavenir; the ability to obtain required regulatory approvals for the exchange offer and merger, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the acquisition of Mavenir; the risk that the conditions to the exchange offer or merger are not satisfied on a timely basis or at all and the failure of the exchange offer or merger to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the exchange offer and merger; the anticipated size of the markets and continued demand for Mitel and Mavenir products and the impact of competitive products and pricing that could result from the announcement of the acquisition of Mavenir; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel’s debt to fund the cash portion of the consideration in connection with the exchange offer and merger; Mitel’s ability to achieve or sustain profitability in the future since its acquisition of Aastra; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions, particularly in connection with the Ukraine and the Middle East; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and, Mitel’s ability to implement and achieve its business strategies successfully. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 26, 2015, and in Mavenir’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 3, 2015. Forward-looking statements speak only as of the date they are made. Except as required by law, Mitel does not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

2 | ©2015 Mitel. Proprietary and Confidential.

Safe Harbor Statement

Important information for Investors

The exchange offer for the outstanding shares of Mavenir common stock referenced in this presentation has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Mavenir common stock, nor is it a substitute for the registration statement and exchange offer materials that Mitel and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer. At the time the offer is commenced, Mitel and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Mavenir common stock are urged to read these documents when they become available because they will contain important information that holders of Mavenir common stock should consider before making any decision regarding tendering their shares. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Mavenir common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Copies of these documents will also be made available free of charge on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Mavenir will be available free of charge on Mavenir’s website at www.investor.mavenir.com or by contacting Mavenir’s Investor Relations Department at 469-916-4393x5080.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Mitel and Mavenir file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Mitel or Mavenir at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Mitel’s and Mavenir’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

3 | ©2015 Mitel. Proprietary and Confidential.

Safe Harbor Statement

Non-GAAP Financial Measurements

This presentation includes references to non-GAAP financial measures including Adjusted EBITDA, non-GAAP income and non-GAAP operating expenses. Non-GAAP financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. We use these non-GAAP financial measures to assist management and investors in understanding our past financial performance and prospects for the future, including changes in our operating results, trends and marketplace performance, exclusive of unusual events or factors which do not directly affect what we consider to be our core operating performance. Non-GAAP measures are among the primary indicators management uses as a basis for our planning and forecasting of future periods. Investors are cautioned that non-GAAP financial measures should not be relied upon as a substitute for financial measures prepared in accordance with generally accepted accounting principles. Please see the reconciliation of non-GAAP financial measures to the most directly comparable U.S. GAAP measure included in this presentation and, if not contained in this presentation, contained in Mitel’s filings with the SEC.

4 | ©2015 Mitel. Proprietary and Confidential.

Mitel Today

Operating in Over $1.1 Billion in Revenue 100+ countries

2500 channel partners #1 Global Leadership in EMEA for PBX/IP PBX

#1 in business Cloud communications worldwide over 1 million could seats

60 million end-user customers Broadest portfolio in the industry over 1,600 patents

Mitel networks corportation stock Nasdaq global market: mitl Toronto stock exchange: mnw

5 | ©2015 Mitel. Proprietary and Confidential.

Global Market Leadership

Mitel CY 2014 RANK

World 8% #5

Europe, Middle East and Africa 13% #1

Western Europe 20% #1

UK 25% #1

France 32% #2

Germany 11% #2 Taking

Netherlands 32% #1 share

in the

Sweden 41% #1 largest

Switzerland 31% #1 markets

in the world

Belgium 27% #1

North America 11% #3

US 10% #3

Canada 17% #2

Source: MZA PBX/IP PBX Market, World Quarterly Edition,

Q4 2014, published March 2015

6 | ©2015 Mitel. Proprietary and Confidential.

Industry’s Fastest-Growing Cloud Business

Mitel is #1 based on Public and Private Subscribers & Total Seats Installed*

1,039,000 total seats installed

269,000 recurring cloud seats

177,000 Q4 seats added

Up 83% Y-o-Y

Up 122% Y-o-Y

Since sept.2014

S30.4m cloud segment revenues recurring cloud revenue $22.6m up 21% y-o-y

7 | ©2015 Mitel. Proprietary and Confidential. *Synergy Research Group, as of Q3 2014

Mitel Strategy—Build Growth Pillars on Firm Foundation

Accelerate Rapidly Expand Expand

in the cloud in the into mobile

contact center

Fastest growing Rapid growth with Rapidly growing end

30% year to date market (55% CAGR)

Public and private

Results outpacing Convergence of

Revenues exceeded market growth by 3x fixed and mobile

10% of total technologies

quarterly revenue Robust Ecosystem

BYOD movement

8 | ©2015 Mitel. Proprietary and Confidential.

Voice of our Partners What You’ve Told Us

9 | ©2015 Mitel. Proprietary and Confidential.

Majority of UK Partners Truly Loyal to Mitel

Mitel’s Loyalty position continues to be very strong in the UK, significantly more favorable than that of other vendors

External factors may prevent the Partner from staying with Mitel

Critical to determine what prevents the Partner from continuing

Mitel is likely to lose these Partners

Likely to switch to another provider when the Partner has the chance

Identify and counter relationship issues to encourage the Partner to buy from Mitel

UK 2014 Results

Loyal Accessible2% 89%

0% 46%

Loyalty to Other Vendors

Attitude Avaya, Toshiba, 22% 32% Microsoft, NEC, Panasonic,

5% 4% Shoretel

High Risk Trapped

–

– Behavior +

(n=56)

Most positive loyalty category

Forms the backbone of Mitel’s future business

Maintain and grow these relationships

Plan to stick with Mitel, but are unhappy

May not stay with Mitel in the long term

Improve the Partner’s attitude toward Mitel and you can convert to Loyal

Verbatims…Voice of our Partners

What is the most important issue that Mitel should focus on

to have a beneficial impact to your business?

“First line technical and sales

“Making ALL products

support for our sales and

multi tenanted to allow us

technical team. Immediate

to fully develop our cloud

access to support have our

proposition rather than

sales questions answered.”

trying to fudge it.”

“Improve better

“Greater lead generation

marketing program,

and better professional

inside sales and

services or install

“Marketing with us to help us get more business.”

technical support.”

support. Mitel needs to

make it easier or less

“What I see from Mitel is that they continue to remain relevant expensive to get

technically, adapt their business to changes in the marketplace,

technicians trained up

continue to drive cost out of their solutions, all which allows us to on current products.”

remain relevant in our local market.”

Mitel and Mobile

What’s the big deal?

12 | ©2015 Mitel. Proprietary and Confidential.

The Market is Changing

Cloud

Public

and private Consumerization of Enterprise IT

Leverage consumer devices

Unified

Communications

Increased collaboration

Customer Interaction

Multi-channel, mobile, social

Mobility

Seamless connectivity

13 | ©2015 Mitel. Proprietary and Confidential.

Mitel Playbook – Strand No One, Stay Relevant, Move Forward

Standardize Leverage Create a Path Where it Matters the Cloud

14 | ©2015 Mitel. Proprietary and Confidential.

Mitel M&A Strategy

As part of our growth strategy, we have a proactive M&A program, and we continually evaluate opportunities

$420M in capital put to work in last 18 months: PrairieFyre, Telepo, Aastra, Oaisys This is an important core competency of Mitel

The communications industry is rapidly consolidating, and

Mitel intends to be a consolidator

We look at mergers and acquisitions through a disciplined process with defined segments

Technology tuck-ins

Vertical adjacencies

Near adjacencies

Consolidation for scale

15 | ©2015 Mitel. Proprietary and Confidential.

First handheld mobile phone—1984

31 years ago:

first handheld

consumer

mobile recharge 10-hour /

phone 30-minute

talk time Brick”

Commercially

available

1984 Weighed

6-month 1.75 pounds,

waiting list 13-in high

Cost

$3,995 Stored 30

($9,500 today) numbers

16 | ©2015 Mitel. Proprietary and Confidential.

Smartphones Demand a Whole New Network

Mobile Data

Traffic

66% CAGR

Exabytes

Phone Network

2G/3G 4G LTE

2007 2012 LTE ENABLED DEVICES

17 | ©2015 Mitel. Proprietary and Confidential.

4G is Dramatically Different

Two major network trends

All-IP Cloud

1Software 2

18 | ©2015 Mitel. Proprietary and Confidential.

Mavenir – A Leader in Mobility

Point S/W-based Complete S/W Portfolio End to End

Solutions (proprietary H/W)

19 | ©2015 Mitel. Proprietary and Confidential.

Strong/Diverse Customer Base

130+ Customers Globally with over 2B Subscribers

20 | ©2015 Mitel. Proprietary and Confidential.

Mavenir's 4G Solutions Address the Opportunity



OSS/BSS
Billing
NMS
SLA
CRM
IMS-PBX
Voice & Video
Telephony Server
Enhanced Messaging
Rich Message Server
Presence Server
IMS Core Network
Session Control
Session Border Controller
IMS Centralized Services GW
Evolved Packet Core Network
Mobility Management Entity
SAE Gateways
Evolved Packet Data Gateway
Access Network
LTE
Wi-Fi
Fixed
Cable

1. Best-in-Breed Wireless Applications & Services
2. Fully Virtualized Software Product Portfolio
3. High Performance Media Handling Architecture
4. Optimized E2E LTE Architecture for Voice (R4)

21 | ©2015 Mitel. Proprietary and Confidential.

Mitel

The Strategic Connection

The Bridge

Enterprise Mobile

4G LTE

IP IP IP

3G

TDM

2G

Analog

1G

22 | ©2015 Mitel. Proprietary and Confidential.

Mitel + Mavenir Portfolios

MMTEL & 3GPP Services

Center /

Converged IP Core PBX

Collaboration Telephony Services IP Endpoints

/ Cloud Contact

2G / 3G / 4G / Wi-Fi UC

Mobile / Cloud / Fixed

• Highly Scalable Converged Mobile & Fixed Platform

Broad Range of Fixed/Cloud Mobile Business Services

Suite of Converged IP Core Networking Solutions

Broad Industry Vertical Solutions

23 | ©2015 Mitel. Proprietary and Confidential.

Mitel + Mavenir Next Generation Fixed, Mobile & Cloud Communication Experts

Mobile Enterprise

Experts in Business & Consumer Positioned to lead the Mobilization Telco Cloud Front-Runner

IP Communications of Unified Communications • Virtualized SW Portfolio

NFV/SDN Architectures

Market Scale & Diversity Global Leadership

2500+ Channel Partners #1 Business Cloud Communications

15 of Top 20 Mobile Operators #1 Eur / #3 US Total PBX/IP PBX

A Leader in VoLTE/RCS

24 | ©2015 Mitel. Proprietary and Confidential.

This is the New Mitel

We are business We are a

communications market leader

experts

We offer clear We are Powering

Customer choice connections and

with the best path consolidating

to the cloud the market

25 | ©2015 Mitel. Proprietary and Confidential.

Partner With Us

We are investing, we are expanding, we are growing, we are winning

Invest, expand, grow and win with us

You are our preferred partners of choice

We want to be your preferred partner of choice

The communications market is consolidating and converging

At an increasingly rapid pace

Mitel is embracing this change and evolving to be a leader in next generation fixed, cloud and mobile communications

This is an exciting time to be with Mitel

Thank you for partnering with us on our journey

26 | ©2015 Mitel. Proprietary and Confidential.

#Mitel